FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: June 09, 2005

                                                                                                                                                     By:

                                                                                                                                                            "Harj Gill"

 Harj Gill

              Its:       CEO

(Title)

AMS Homecare Inc.

                                Consolidated

                                Financial Statements

                                                (expressed in US dollars)

                                                February 28, 2005, 2004 and 2003

AMS Homecare Inc.

Consolidated Financial Statements

(expressed in US dollars)

Years Ended February 28, 2005, 2004 and 2003

Contents

Page

Notice to Reader

1

Consolidated Balance Sheets

2

Consolidated Statements of Earnings

3

Consolidated Statements of Shareholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to the Consolidated Financial Statements

6-20

Notice to Reader

These financial statements of AMS Homecare inc. for years ended February 28, 2005 and February 29, 2004 have been translated from audited financial statements of the company reported on May 20, 2005. These have been translated by the management of the company for management purposes and have not been audited, reviewed or otherwise verified for accuracy or completeness.

Accordingly, readers are cautioned that these statements may not be appropriate for their purpose.

Delta, BC

June 6, 2005                                                                                                                    Management of the Company

AMS Homecare Inc.                                                                                                                                                                                                                                                                         Page 2

Consolidated Balance Sheets

(expressed in US dollars)

As at February 28

                                2005

                                        2004

                                                                       (Unaudited – see Notice to Reader)

Assets
Current
Receivables	$562,512	$469,336
Inventories	1,240,331	732,144
Prepaids	103,714	80,202
	1,906,557	1,281,682

Plant and equipment (Note 4)	37,719	34,893

Intangible assets (Note 5)	65,708	48,838

	$2,009,984	$1,365,413

Liabilities
Current
Bank demand loan (Note 6)	$931,540	$586,569
Payables and accruals	134,848	118,463
Current portion of long-term debt (Note 7)	83,417	34,461
Income taxes payable	16,151	903
	1,165,956	740,396

Long-term debt (Note 7)	245,844	121,675

Due to shareholders (Note 8)	405,078	332,799

	1,816,878	1,194,870

Shareholders’ Equity
Capital stock (Note 9)	74,274	47,921
Retained earnings	118,832	122,622

	193,106	170,543

	$2,009,984	$1,365,413

Commitments (Note 12, 13 & 16)

Contingencies (Note 17)

Approved on behalf of the Board

     “Jan Karnik”     Director

“Rani Gill”     Director

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.                                                                                                                                         Page 3

Consolidated Statements of Earnings

(expressed in US dollars)

For the Years Ended February 28

                                2005

                                2004

                                      2003

(Unaudited – see Notice to Reader)

Sales	$4,248,551	$3,219,911	$1,727,491

Cost of sales	2,569,790	2,008,386	1,110,063

Gross profit	1,678,761	1,211,525	617,428

Expenses

Selling
Advertising and promotion	103,774	40,081	52,542
Communication	30,522	27,163	16,162
Freight and delivery	89,684	57,705	35,387
Salaries and benefits	343,945	214,334	138,912
Stationery and supplies	9,565	10,846	6,438
Travel	65,544	55,405	37,367
	643,034	405,534	286,808
General
Bad debts	39,842	13,958	5,284
Amortization	34,046	28,477	14,045
Insurance	38,515	23,774	28,619
Interest and bank charges	124,661	103,315	38,289
Occupancy	126,864	111,832	60,194
Office and supplies	54,835	24,472	12,992
Professional fees	133,157	91,315	103,501
Public relations	82,091	5,898	21,178
Salaries and benefits	326,142	169,770	167,493
Transfer agent and regulatory	20,541	13,476	14,982
Travel	21,332	31,771	9,087
	1,002,026	618,058	475,664

Total expenses	1,645,060	1,023,592	762,472

Income (loss) before other income, foreign exchange loss and income taxes	33,701	187,933	(145,044)

Foreign exchange loss	(22,890)	(6,952)	(27,139)
Other income	-	2,186	-

Earnings (loss) before income taxes	10,811	183,167	(172,183)

Income taxes (Note 10)	14,601	879	7,701

Net earnings (loss)	$(3,790)	$182,288	$(179,884)

Weighted average common shares outstanding	46,632,453	46,398,891	45,645,101

Earnings (loss) per share, basic and fully diluted	$(0.01)	$0.01	$(0.01)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.                                                                                                                                             Page 4

Consolidated Statements of Shareholders’ Equity

(expressed in US dollars)

Years Ended February 28, 2005, 2004 and 2003

(Unaudited – see Notice to Reader)

Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total

Balance, February 28, 2002	43,965,558	$265	$120,218	$120,483

Issue of shares for finder’s fee (Note 3)	1,750,000	-	-	-

Issue of units for cash (Note 9 (a))	250,000	15,756	-	15,756

Conversion of warrants into common shares (Note 9 (b))	100,000	-	-	-

Issue of units for cash (Note 9 (c))	333,333	31,900	-	31,900

Net loss, year ended February 28, 2003	-	-	(179,884)	(179,884)

Balance, February 28, 2003	46,398,891	$47,921	$(59,666)	$(11,745)

Net earnings, year ended February 29, 2004	-	-	182,288	182,288

Balance, February 29, 2004	46,398,891	$47,921	$122,622	$170,543

Conversion of warrants into common shares (Note 9 (d))	250,000	26,353	-	26,353

Net earnings (loss), year ended February 28, 2005	-	-	(3,790)	(3,790)

Balance, February 28, 2005
	46,648,891	$74,274	$118,832	$193,106

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.                                                                                                                                     Page 5

Consolidated Statements of Cash Flows

(expressed in US dollars)

For the Years Ended February 28

                                2005                        2004                       2003

                                                                                                        (Unaudited – see Notice to Reader)

Cash derived from (applied to)

Operating
Net earnings (loss)	$(3,790)	$182,288	$(179,884)
Amortization	34,048	28,477	14,045
Loss (gain) on sale of capital assets	1,577	(1,285)	-
Changes in non-cash operating working capital (Note 11)	(593,242)	(587,300)	(96,830)
	(561,407)	(377,820)	(262,669)
Financing
Bank demand loan	344,971	319,283	24,561
Proceeds from long-term debt	203,982	-	163,377
Repayment of long-term debt	(30,858)	(7,241)	-
Advances from shareholders	72,279	99,734	74,923
Capital stock issued	26,353	-	47,656
	616,727	411,776	310,517

Investing
Purchase of equipment	(20,932)	(24,105)	-
Proceeds from sale of equipment	-	11,680	-
Intangible assets	(34,388)	(21,531)	(47,946)
	(55,320)	(33,956)	(47,946)

Net decrease in cash	-	-	(98)

Cash, beginning of year	-	-	98

Cash, end of year	$-	$-	$-

Supplemental cash flow information
Interest paid	$98,833	$77,577	$22,773

Taxes paid	$-	$-	$13,419

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.                                                                                                                                     Page 6

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited – see Notice to Reader)

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. (“393231”) and Ambassador Holdings Incorporated (“Ambassador”) acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. (“AMS”).

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) (“AMS Canada”) ) (Note 3)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.), 393231 B.C. Ltd., Ambassador Holdings Incorporated and Shoprider Canada Mobility Product Partnership.  The accounting principles used conform in all material respects to those generally accepted in the United States of America except as disclosed in Note 18.  All significant intercompany balances and transactions are eliminated on consolidation.

Use of estimates

Preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year.  Actual results could differ from those reported.

Revenue recognition

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

AMS Homecare Inc.                                                                                                                                     Page 7

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited – see Notice to Reader)

2.

Summary of significant accounting policies, (Continued)

Research and product development

Research costs are expensed as incurred.  Product development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process, and funding for continued development is available.  In these circumstances, the costs are deferred and amortized on a systematic basis once the Company has commenced selling the developed product.  Should the conditions for deferral cease to exist, such deferred costs are charged as a period expense.

Inventories

Inventories, which are predominately finished goods, are valued at the lower of cost and net realizable value.  Cost is determined using a weighted moving average calculation method.

Plant and equipment

Plant and equipment assets are recorded at cost less accumulated amortization, and amortization is calculated on the declining balance method at the following rates:

Automobile

30%

Office furniture and equipment

20%

Warehouse equipment

30%

Leasehold improvements

20%

Computer hardware

30%

Computer software

50%

Distribution rights

The distribution rights acquired in the Three Kay Enterprises Inc. asset acquisition (Note 3) have been capitalized and will be amortized over the term of the distribution agreement which is five years.  Management assesses these distribution rights for impairment at each balance sheet date and will record an impairment adjustment in the period in which such a write-down is warranted.

Trademarks and patents

Trademarks consist of legal fees incurred to register certain corporate trademarks. These trademarks are amortized over 60 months on a straight-line basis.  Patented technologies are amortized over 180 months on a straight-line basis.

AMS Homecare Inc.                                                                                                                                     Page 8

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited – see Notice to Reader)

2.

Summary of significant accounting policies, (Continued)

Financing costs

The financing costs are amortized over the term of the loan on a straight-line basis.

Intellectual property

Intellectual property is to be amortized over ten years on a straight-line basis.  The company will review the property for impairment in its value and will record an impairment adjustment in the year in which such a write-down is identified.

Foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates.

Revenues and expenses are translated at average monthly rates for the month in which the transactions occurred.  Any resulting gains or losses are included in earnings (loss) for the year.

Income taxes

The company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result from unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding.  There were no unexercised warrants as at February 28, 2005.  Warrants totaling 250,000 convertible into 250,000 common shares are not reflected in calculating earnings per share for the year ended February 29, 2004 and loss per share for the year ended February 28, 2003 as the effect would be anti-dilutive.

Statement of cash flows

For the purpose of the statement of cash flows, the company considers cash on hand balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.  Bank borrowings are considered to be financing activities.

Stock-based compensation

The company has a stock-based compensation plan as described in note 9.  In accordance with the new recommendations of the CICA for accounting for stock-based compensation, the company has adopted the fair value method of accounting for stock-based compensation.  As no stock options were issued during the years ended February 28, 2005 and 2004, the application of this new standard has no material impact on the results of the operations and financial position of the company or the related financial disclosure.

AMS Homecare Inc.                                                                                                                                     Page 9

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 29, 2004, 2003 and 2002

(Unaudited – see Notice to Reader)

3.

Acquisition

Reverse take-over

On February 28, 2002, the company acquired the business of Shoprider Canada by acquiring all of the issued and outstanding shares of 393231 and Ambassador.  As a result of this transaction, 393231 and Ambassador became wholly-owned subsidiaries of the company, and the former shareholders of 393231 and Ambassador in turn own the majority of the issued and outstanding shares of the company.  The transaction is therefore a reverse take-over and has been accounted for by the purchase method, with the combined entity consisting of 393231, Ambassador and Shoprider Canada being the acquirer for accounting purposes.  This acquisition has been recorded at the book value of the accounting acquiree (the company) on the acquisition date.  The net liabilities assumed by this combined entity in this reverse take-over were:

Assets acquired
Cash	$55
Other current assets	10,343
Property and equipment	2,196

12,594
Liabilities assumed
Payables and accruals	(103,737)

Net liabilities assumed	$(91,143)

Purchase price consists of:
30,000,000 common shares of AMS Homecare Inc.	$(128,706)
Acquisition costs	37,563

$(91,143)

A finder’s fee of 1,750,000 of the company’s common shares was authorized subsequent to February 28, 2002.  These shares were issued in June 2002 to the current CEO of the company.

All of the 30,000,000 common shares are escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement and will be released from escrow evenly over a 72-month period. 1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following. The release of these shares from escrow is not subject to the verification of any representation and warranties. There are no conditions under which these shares will not be released from escrow other than the passage of time.  The TSX Venture Exchange has advised the company that upon shareholder approval, all of the shares can be released from escrow.  Shareholder approval will be requested at the next annual general meeting.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance to the former shareholders of 393231 and Ambassador.  The 10,000,000 shares will be issued only in the event that Shoprider Canada’s aggregate earnings before interest, income tax, depreciation and amortization (“EBITDA”) for its two fiscal years ending February 28, 2003 and February 29, 2004 are $469,925.  In the event EBITDA for these two fiscal years is less than $469,925 but not less than $422,932, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $422,932, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

AMS Homecare Inc.                                                                                                                                   Page 10

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited – see Notice to Reader)

3.

Acquisition, (Continued)

Three Kay Enterprises Inc.

Pursuant to a Share Purchase Agreement entered into on June 7, 2002, the company acquired all the issued and outstanding shares of Three Kay Enterprises Inc. (“Three Kay”).  Three Kay holds the exclusive North American distribution rights for certain medical products.  Under these distribution agreements, Three Kay must purchase a minimum of U.S. $100,000 of products in the first year with minimum purchases in subsequent years to be agreed on with the producers of the medical products.  This acquisition has been accounted for as an asset purchase.

The shares of Three Kay were purchased for $31,900 which the vendor reinvested in the company in consideration of the issuance of 333,333 of the company’s common shares.  On February 10, 2003, Three Kay changed its name to AMS Homecare Canada Inc.

IER Systems

During the fiscal year ended February 29, 2004, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$15,050
Plant and equipment	5,268
Intellectual property	2,257

Total	$22,575

These are included in the assets of the company as at February 29, 2004.  The purchase price of these assets was $22,575 in cash and $30,100 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

4.          Plant and equipment

			2005	2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$10,889	$3,713	$7,176	$9,255
Office furniture and equipment	23,170	21,109	2,061	7,875
Warehouse equipment	14,100	12,607	1,493	2,133
Computer hardware and software	61,840	34,851	26,989	15,630

	$109,999	$72,280	$37,719	$34,893

AMS Homecare Inc.                                                                                                                Page 11

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

5.  Intangible assets

2005	2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Distribution rights	$32,658	$16,329	$16,329	$22,860
Trademarks and patents	40,377	8,070	32,307	8,167
Financing costs	28,600	19,878	8,722	7,076
Intellectual property	2,346	234	2,112	2,346
Product development costs	8,389	2,151	6,238	8,389

	$112,370	$46,662	$65,708	$48,838

6.

Bank demand loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,413,228.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum for $1,049,826 and Royal Bank prime rate plus 2% for $363,402.  The security includes a first floating charge over all assets and an assignment of inventories. This facility contains certain covenants with respect to total liabilities to tangible net worth.  As at year-end, the company was in compliance with respect to these covenants.

7.      Long-term debt

	2005	2004
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$130,577	$156,136

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010.	$198,684	$-

	$329,261	$156,136

Less current portion	83,417	34,461

	$245,844	$121,675

These loans are secured by a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.

AMS Homecare Inc.                                                                                                                                   Page 12

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

7.  Long-term debt, (Continued)

Principal repayments of the Long-term debt are as follows:

2006	$83,417
2007	90,330
2008	78,061
2009	40,410
2010	37,043

$329,261

8.

Due to shareholders

Advances received from shareholders are due on demand and are unsecured.  Shareholders have agreed not to demand repayment in advance of March 1, 2006.  The company agrees to pay/accrue interest of U.S. $2,800 per month to the shareholders, an effective interest rate of 8%.

9.

Capital stock

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 Common Shares (2004:  46,398,891; and 2003:  46,398,891)

a)

During March 2002, the company completed a 250,000 unit, private placement raising $15,756.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.11 per unit.

b)

In April 2002, 100,000 special warrants were converted into the company's common shares.  These special warrants are included in the February 28, 2002 balance of 3,070,000 warrants and these special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

c)

In August 2002, the company received proceeds for the issuance of 333,333 shares to the vendor of Three Kay Enterprises Inc.  These shares were issued in October 2002 (Note 3).

d)

On March 16, 2004, 250,000 warrants were converted into the company's common shares at a price of eleven cents per share.

AMS Homecare Inc.                                                                                                                                   Page 13

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

9.

Capital stock, (Continued)

Stock Options and Warrants:

The company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at February 28, 2005, the options authorized as at February 28, 2003 were not issued and therefore are not granted.

Warrants

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise price	Outstanding February 28, 2004	Issued	Expired/ Exercised	Outstanding February 28, 2005

March 24, 2004	$0.11	250,000	-	250,000	-

		250,000	-	250,000	-

Share repurchase option

The company has an option solely at its discretion to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over disclosed in Note 3.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006. The repurchase price is $0.06 per share and expires on February 28, 2006.

10.

Income taxes

The components of the future income tax assets and liabilities at February 28, 2005 and 2004 are as follows:

		2005		2004
Plant and equipment		$-		$1,881
Intangible assets		-		(752)
Non-capital losses		-		-
		-		1,129
Valuation allowance		-		(1,129)

	$	Nil	$	Nil

AMS Homecare Inc.                                                                                                                                   Page 14

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

10.

Income taxes, (Continued)

The following schedule reconciles the expected statutory tax provision with the tax provision recorded in these consolidated financial statements:

2005	2004	2003

Net earnings (loss), before income taxes	$10,811	$183,168	$(225,433)

Effective tax rate	38%	38%	40%

Expected provision	$4,108	$69,604	$(68,873)
Utilization of non-capital losses	(3,693)	(75,969)	-
Temporary timing differences	14,186	7,244	9,787
Valuation allowance	-	-	66,787

	$14,601	$879	$7,701

11.

  Changes in non-cash operating working capital

2005	2004	2003

Receivables	$(93,176)	$(221,545)	$36,675
Inventories	(508,187)	(170,173)	(54,399)
Prepaids	(23,512)	(48,042)	(15,169)
Payables and accruals	16,385	(148,443)	(58,480)
Income taxes	15,248	903	(5,457)

	$(593,242)	$(587,300)	$(96,830)

12.

  Operating Leases

The company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2006	$74,190
2007	74,411
2008	73,946
2009	11,990

$234,537

AMS Homecare Inc.                                                                                                                                   Page 15

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

13.

Commitments

(1)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States. The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at February 28, 2005, the acquisition and the financing have not been closed.

(2)

The company has outstanding letters of credit for inventory in the amount of $225,255 as at February 28, 2005.

(3)

The company has entered into a new operating lease for its Ontario premises from March 2005 to April 2007. The annual basic rent is $17,128 for the first year and $17,985 for the second year.

14.

Financial instruments and risk management

Fair value

The company has various financial instruments including cash, receivables, payables and accruals, and long term debt.  It is not practicable to estimate the fair value of the amounts due from related parties or due to shareholders.  The fair value of all other financial instruments approximates their recorded amounts.

Credit risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

Foreign exchange risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  AMS does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest rate risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates. This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

15.

Economic dependence

Approximately 86% (February 29, 2004:  86%; February 28, 2003:  95%) of sales are from products provided by the company's largest supplier.

AMS Homecare Inc.                                                                                                                                       Page 16

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

16.

Subsequent events:

Subsequent to year end:

a)

On March 11, 2005, the company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the company's reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.

b)

On March 28, 2005, the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the company within one year.  The company will pay $282,645 in total over this period for the exclusive distribution rights.  The company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.

17.  Contingencies

A former employee is currently seeking a claim against the company for $201,890 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period.  Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP").  The differences between the Canadian and U.S. bases that affect these financial statements are as follows:

(1)

Under Canadian GAAP, product development costs are deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process and funding for continued development is available.  Under U.S. GAAP, such development costs are expensed as incurred.

(2)

Under U.S. GAAP, transaction costs related to a reverse-takeover are charged to equity only to the extent of the cash held by the accounting subsidiary.  All transaction costs incurred in excess of the cash acquired are charged to period expenses.  Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary's cash balance.

(3)

Under Canadian GAAP, the 1,750,000 shares issued as finders' fees to the husband of the company's president (Note 3) have been accounted for as a non-cash cost of the acquisition.  Under U.S. GAAP, this issuance would be recorded as an issuance of shares at an estimate of their fair value.  As the issuance of these shares was a cost of the acquisition in excess of the accounting subsidiary's cash on hand, their issuance has been expensed as a period expense under U.S. GAAP.

AMS Homecare Inc.                                                                                                                                       Page 17

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Had the company followed U.S. GAAP, the effect on the financial statements of the company of the foregoing differences is set out below:

Balance sheet	2005	2004

Assets under Canadian GAAP	$2,009,984	$1,365,413

(1) Product development costs expensed under U.S. GAAP	(7,569)	(8,389)

Assets under U.S. GAAP	$2,002,415	$1,357,024

Shareholders' equity under Canadian GAAP	$193,106	$170,543

(1) Product development costs expensed under U.S. GAAP	(7,569)	(8,389)
(2) Adjustment to capital stock for acquisition costs
In excess of company acquired	-	-
(2) Acquisition costs in excess of cost of company
Acquired expensed	-	-
(3) Adjustment to capital stock for fair value of finders' fee shares issued	114,300	114,300
(3) Fair value of finder's fee shares expensed	(114,300)	(114,300)

Shareholders' (deficiency) equity under U.S. GAAP	$185,537	$162,154

Statements of operations	2005	2004	2003

Net earnings (loss) under Canadian GAAP	$(3,790)	$182,288	$(179,884)

(1) Product development costs expensed under U.S. GAAP	-	-	-
(2) Acquisition costs in excess of cash of company
Acquired expensed	-	-	-
(3) Fair value of finders' fee expensed	-	-	(114,300)

Net (loss) earnings under U.S. GAAP	$(3,790)	$182,288	$(294,184)

Weighted average common shares outstanding	46,632,453	46,398,891	45,645,101

Earnings (loss) per share, basic and fully diluted	$(0.01)	$0.01	$(0.01)

AMS Homecare Inc.                                                                                                                                                                                                                             Page18

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Statements of cash flows		2005		2004	2003

Operating under Canadian GAAP		$(561,407)		$(377,820)	$(262,669)

(1) Product development costs expensed under U.S. GAAP		-		-	-

Operating under U.S. GAAP		$(561,407)		$(377,820)	$(262,669)

Financing under Canadian and U.S. GAAP		$616,727		$411,776	$310,517

Investing under Canadian GAAP		$(55,320)		$(33,956)	$(47,946)

(1) Product development costs expensed under U.S. GAAP		-		-	-

Investing under U.S. GAAP		$(55,320)		$(33,956)	$(47,946)

Non-cash investing and financing transactions not included in cash flows
Compensation expense related to warrants under U.S. GAAP	$	Nil	$	Nil	$114,300

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Account for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management's preliminary assessment of this statement is that it will not have a material impact on the company's financial position or results of operations.

AMS Homecare Inc.                                                                                                                                   Page 19

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices, (Continued)

Recent accounting pronouncements (Continued)

In November 2002, the Financial Accounting Standards Board reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148).  The statement amends SFAS 123 "Accounting for Stock-Based Compensation:" (FAS  123) to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation.  FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements.  The disclosure provisions will be effective for the company beginning with the company's quarter ended March 31, 2003. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

AMS Homecare Inc.                                                                                                                                   Page 20

Notes to the Consolidated Financial Statements

(expressed in US dollars)

For the Years Ended February 28, 2005, 2004 and 2003

(Unaudited - see Notice to Reader)

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices, (Continued)

Recent accounting pronouncements (Continued)

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The provisions of SFAS 149 are required to be applied prospectively. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".  SFAS 150 requires that three classes of freestanding financial instruments that embody obligations for entities be classified as liabilities. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

FORM 51-901F

ANNUAL REPORT

Incorporated as part of                                       ______________ SCHEDULE A

                                                                            _______X______ SCHEDULES B & C

ISSUERS DETAILS:

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone: (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Year Ended :

February 28, 2005

Report Date:

June 9, 2005

CERTIFICATE :

The schedule(s) required to complete this annual report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the annual report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

"Rani Gill"

Date Signed :  June 9, 2005

Director Full Name :

"Jan Karnik"

Date Signed : June 9, 2005

Schedule "B"

AMS Homecare Inc.

Supplementary Information

(expressed in US dollars)

1.

For the twelve month period ended February 28, 2005

a.

There were no deferred costs incurred during the twelve months ended February 28, 2005

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $2,569,790 consists of the landed cost of products sold during the twelve months ended February 28, 2005

2.

Related party transactions for twelve months ended February 28, 2005

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the twelve months ended February 28, 2005

See Note #9 of the Notes to the Consolidated Financial Statements and the Consolidated Statements of Shareholders' Equity

4.

Securities as at February 28, 2005

See Note #9 of the Notes to the Consolidated Financial Statements and the Consolidated Statements of Shareholders' Equity

5.

List of directors and officers

Rani Gill, Director & President

Harj Gill, Director & Secretary

Jan Karnik, Director

Amarjit S. Mann, Director

Ranjodh Sahota, Director

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

(expressed in US dollars)

OVERVIEW

The following management's discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the February 28, 2005 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company's audited consolidated financial statements for the years ended February 28, 2005 and February 29, 2004.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. At the present time the company is expanding its range of product offerings to cover a wide range of safety and daily living items. These also will include disposable medical products such as medicated swabs.  In addition to product offerings, the company has also entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems.  The company's long-term goals for the business include continued expansion of product offerings and services and expansion into the United States.  The expansion plans into the United States will take the form of setting up chain of retail stores called "65 Plus" focused on serving the needs of the elderly and disabled.   To further improve competitiveness in the field of nursing call and emergency alert systems, the company has announced the signing of an agreement to acquire the distribution rights to Ultra Wideband (UWB) technology.  In order to achieve these goals, the company is attempting to complete financings previously announced and negotiate additional financings.  The company trades on the OTC Bulletin Board under the symbol (AHCKF).

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

(expressed in US dollars)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Net sales for the year ended February 28, 2005 increased by 32% to $4,248,551 as compared to $3,219,911 during the same period in 2004.  This increase is primarily due to higher volume of existing products and the addition of new products and services introduced during the year.  As at February 28, 2005, 86% of the total sales were from scooters and power chairs with the remaining 14% from sale of cushions, disposables, daily living aids and IER monitoring services.  In July 2004, the company's bank credit facility with the Royal Bank of Canada was increased from $807,559 to $1,413,228.  With this increased credit facility, the company was able to increase inventory purchases and consequently generate higher sales from its existing products as well as diversify its product offerings and services.  Although the company was able to generate higher sales volume, it's sales growth and business plan that included expansion into the United States continues to be delayed as a result of the delays from the Reverse Takeover.

Gross profit as a percentage of net sales increased to 39.5% in 2005 compared to 37.6% during the same period in 2004.  This increase in gross profit by $467,236 or 38.5% is a result of higher sales, and higher margins for the new products and services as well as the increase in value of the Canadian dollar.

Summary of Quarterly Results (in $'000)

Quarter	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,
Ended	2005	2004	2004	2004	2004	2003	2003	2003

Sales	$ 725.64	$ 841.2	$1,118.5	$1,467.9	$ 628.6	$ 779.4	$ 924.3	$ 875.4

Earnings
(loss) before
taxes	$ (178.1)	$ (114.1)	$ 25.2	$ 277.9	$ (109.3)	$ 64.0	$ 95.8	$ 145.1

EPS	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.010

Fully diluted
EPS	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.001

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

(expressed in US dollars)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations (continued)

Selling expenses as a percentage of net sales were 15% for the year ended February 28, 2005 compared to 13% for the same period in 2004.  The overall dollar amount increased by $237,499 to $643,033 in 2005 compared to $405,534 for the same period a year ago.  This increase is comprised of higher advertising, freight and delivery, and salaries costs.  Advertising costs comprised of co-operative advertising with dealers, tradeshows, and brochures increased by $63,693 to $103,744 for the year ended February 28, 2005 compared to the same period a year ago.  Freight and delivery costs increased by $31,979 to $89,684 as a direct result of higher sales and the increased cost of fuel.  Salaries and benefits and travel costs increased by $139,750 due to the additional employees for nurse monitoring division.

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2005 were 24% compared to 19% in the previous year.  The overall dollar amount increased by $383,968 to $1,002,026 compared to $618,058 for the same period a year ago.  Amortization expense increased by $5,569 for the year ended February 28, 2005 compared to the previous year with the addition of new computer hardware and software.  Bad debts increased by $25,884 due to the write-off of accounts receivable from one customer.  Office and supplies increased by $30,363 for the year as a result of the new computer software program, internal server set-up and support, and donations.   Salaries and consulting costs increased by $156,372 for the year due to the approval of management contracts for the President and CEO in May 2004 and the addition of an administrative employee.  Public relations costs increased by $76,193 for the year ended February 28, 2005.  The company hired the services of investor relations firms in an effort to promote public awareness in the securities markets.

Additional public company costs of translating financial statements and USA filings account for the $37,807 increase in professional fees for the year ended February 28, 2005.

Earnings before income taxes were $10,811 for the twelve months ended February 28, 2005 compared to $183,116 in the previous year representing a decrease of $172,305.  This decrease in earnings before income taxes is attributable to the start-up salaries costs of the new nurse monitoring division, higher public company related costs, and management contract costs.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

(expressed in US dollars)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Financial Condition

The company continued to finance its operations principally through cash generated by the business, shareholder advances, and increase in the credit facility from a Canadian chartered bank and the funds obtained from the long-term debt.

Net working capital increased from $541,286 in fiscal 2004 to $740,601 as at February 28, 2005.  This increase is attributable to the increase in accounts receivable, inventory and prepaid expenses.

Operating activities resulted in cash outflows of $561,407 in the year ended February 28, 2005 compared to $377,820 for the same period in fiscal 2004.  This increase in cash outflows is attributable to changes in working capital accounts and in particular an increase in inventory levels as at February 28, 2005.

Cash flows from financing activities were $616,727 during the 2005 fiscal year compared to $411,776 in the previous year.  These were comprised of advances from shareholders of $72,279, advances from the bank demand loan of $344,971, $203,982 from new long-term debt, and $26,353 from the conversion of warrants into common shares.  The principal repayment of the long-term debt totaling $30,858 offset these advances.

Cash flows utilized by investing activities were $55,320 for the twelve months ended February 28, 2005 compared to $33,956 in the previous year.  Of this increase, $20,932 is attributable to the purchase of new computer hardware and software.  The acquisition of other assets totaling $34,388 is comprised of trademarks, patents, and financing costs.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

(expressed in US dollars)

SUBSEQUENT EVENTS

The following material events occurred the February 28, 2005 and are not reflected in our financial statements.

On March 11, 2005, the company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the company's reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.

On March 28, 2005, the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the company within one year.  The company will pay $282,645 in total over this period for the exclusive distribution rights.  The company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.